Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

          This discussion should be read in conjunction with our condensed financial statements for the six months ended June 30, 2006 and notes thereto included in this report on Form 6-K.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary Statement Concerning Forward Looking Information,” included in this report on Form 6-K.

Presentation of Financial Information

          Our condensed financial statements for the six months ended June 30, 2006 included in this report on Form 6-K have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.  Because we export more than 90% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements.  Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars.  As a result, amounts for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52. Our financial statements and financial data presented herein and prepared in accordance with U.S. GAAP do not reflect the effects of inflation.

          Pursuant to SFAS 52, as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates.  Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale.  Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

          In our condensed financial statements for the six months ended June 30, 2006, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

          For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law.  Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

          We have restated our consolidated financial statements for the year ended December 31, 2004 with respect to the accounting of certain financial instruments, as a result of the reclassification of securities held by private fixed income funds with maturity of more than 90 days in our consolidated balance sheet and in our consolidated statement of cash flows.

          We have reclassified certain amounts in our consolidated balance sheet for the year ended December 31, 2004 previously accounted as “cash and cash equivalents” to “temporary cash investments,” in the total amount of US$243.5 million, in accordance with SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities and, consequently, have reclassified amounts in our consolidated statement of cash flows from investing activities to operating activities which had generated net cash used in operating activities of US$398.8 million and also net cash used by investing activities of US$59.1 million in accordance with SFAS No. 95 Statement of Cash Flow.  The results of the restatement had no effect on our consolidated statements of income and comprehensive income.  See Note 2 to our consolidated financial statements.

          As a result of the remeasurement of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and accounting principles generally accepted in Brazil, or Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our condensed financial statements for the six months ended June 30, 2006 included in this report on Form 6-K differ from those included in our statutory accounting records.

Brazilian Economic Environment

          Events negatively affecting the commercial airline industry and the ensuing negative effects on the U.S. economy have adversely affected the global and Brazilian economies and securities markets, and have resulted in:

•	increased volatility in the market price of securities;

•	significant decline in corporate earnings estimates;

•	substantial losses in important industries, including the air transport and insurance industries; and

•	significant erosion of consumer confidence.

          As discussed below, the uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank of Brazil changing base interest rates, which could adversely affect our operations.

          The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations.  The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies.  Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to such developments.

          Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly.  Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business.

          Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

          Presidential elections were held in Brazil in 2002.  The country experienced a period of market turmoil in the second half of 2002 as investors feared that the Labor Party would change the economic policies of the previous administration.  The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002.  Inflation for the year 2002, as measured by the Índice Geral de Preços de Mercado or, IGP-M, a measure of Brazilian inflation, was 25.3% and real GDP grew by 1.9%.

          The current government has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility and the Brazilian economy has witnessed increased stability.  In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003.  Inflation in 2003, as measured by the IGP-M, decreased to 8.7%.  Brazil’s real GDP increased 0.5% in 2003, despite the constraints on economic growth caused by high interest rates that prevailed at the beginning of 2003 as the Central Bank of Brazil sought to combat inflationary pressures.

          In 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion.  Inflation in 2004, as measured by the IGP-M, was 12.4%.  Interest rates continued to be maintained at high levels, with the rates for interbank certificates of deposit (Certificados de Depósito Interbancário), or CDI, averaging 17.8% in 2004.

          Given the positive 2004 results, investor confidence continued to be strong in 2005.  The real appreciated by 8.1% and 11.8% against the U.S. dollar in 2004 and 2005, respectively, to R$2.3407 per US$1.00 at December 31, 2005.

          In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion and the country achieved a record trade surplus of US$44.8 billion.  Inflation in 2005, as measured by the IGP-M, was 1.2%.  Interest rates continued to be maintained at high levels, with the CDI averaging 19.0% in 2005.

          In the first half of 2006, the real appreciated by 7.5% against the U.S. dollar, and the inflation rate measured by the IGP-M was 1.4%. Interest rates continued at high levels, with the CDI averaging 16.4% in the first half of 2006. In the same period, Brazil’s GDP increased 2.8% to US$435.6 billion, and the country achieved a surplus of US$19.5 billion.

Effects of Inflation and Currency Exchange Fluctuations

          Until the adoption of the Real plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar.  The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the General Market Price Index and published annually by Fundação Getúlio Vargas, and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank of Brazil on the last day of each year:

	2001	2002	2003	2004	2005	June 30, 2006

Inflation (General Market Price Index)	10.4%	25.3%	8.7%	12.4%	1.2%	1.4%
Devaluation (appreciation) (R$vs. US$)	18.7%	52.3%	(18.2)%	(8.1)%	(11.8)%	(7.5)%

          Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.  Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais.  The value of such assets and liabilities, as expressed in U.S. dollars, declines when the real devalues, and increases when the real appreciates, against the U.S. dollar.  In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets and (b) a remeasurement gain on real-denominated monetary liabilities.

Recently Issued Accounting Pronouncements

          In February 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”  This statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.”  SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and in general terms:

(a)	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement 133;

(c)

establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

(e)

amends FASB Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

          This FASB Statement is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006.

          In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.”  This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities, to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  It permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value.  An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value.  Under this statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.  By electing that option, an entity may simplify its accounting because this statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period.  This statement shall be adopted as of the beginning of the first fiscal year commencing after September 15, 2006.  Earlier adoption is permitted as of the beginning of a fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

          In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This interpretation is effective for fiscal years beginning after December 15, 2006.  Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, this Statement does not require any new fair value measurements.  However, for some entities, the application of this Statement will change current practice.  This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  We do not expect that this will have any significant impact on the accounting we currently follow for measuring fair value and are currently evaluating the expanded disclosure requirements about fair value measurements.

          In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).”  This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit pension and other post-retirement plans (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

          This Statement amends FASB Statement No. 87, FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” FASB Statement No. 106, and FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statement Nos. 87, 88 and 106,” and other related accounting literature.  Upon initial application of this Statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.  An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan and the disclosure requirements as of the end of the fiscal year ending after December 15, 2006.  We are currently evaluating the impact of this pronouncement on our financial position and results of operations.

          The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

Commercial Aircraft

          The commercial airline industry is growing in all regions as a result of economic development, globalization, international trade, declining passenger fares and improved airline services. According to the International Civil Aviation Organization, or ICAO, world airlines experienced average traffic growth around 4% per year in the last 10 years. Embraer projects that world air traffic demand will reach 10.250 billion in revenue passenger kilometer, or RPK, in 2025, up from 3.750 billion in 2005, representing an average growth of 5.1% per year.  These numbers assume that air transport demand will be supported by an average growth of 3% per year in the world economy (GDP) and stimulated by continued reductions in average ticket prices.

          We believe that mature air travel markets, like the USA and Europe, will grow less than other regions, decreasing their share of world air passenger traffic from 61% in 2005 to 52% in 2025.  We expect that  China, supported by strong economic growth, and Asia Pacific, by liberalization, will represent one third of world traffic in 2025.  We also believe that Latin America’s RPKs will grow around 6% per year due to regional liberalization and low cost carrier expansion, reaching 5% of world traffic by 2025.

          We estimate that world air transport industry capacity measured by available seat kilometer, or ASK, may grow at an average of 4.9% per year, slightly lower than the projected 5.1% for passenger demand growth.  We also estimate that average load factors will improve from 74% to 77% in the next 20 years.

          We believe this is not a traditional cycle because fare prices may not recover to year 2000 levels despite increased passenger demand. There is a fundamental change in the industry’s revenue structure and a dramatic shift in consumer purchasing habits due to low cost carrier expansion and real-time availability of internet fare information. We also believe that airlines need to increase their efficiency with lower costs in order to survive in this highly competitive environment.

          Most of the recent efforts by airlines to reduce costs have not translated directly into profits because of high fuel prices. Cold weather, hurricanes, war, energy demand in China and refinery capacity issues led to increased fuel prices from US$1.20/gallon in 2004 to US$1.72/gallon in 2005 and to US$2.01/gallon in June 2006.

          Many airlines have faced and continue to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and sharply higher fuel costs.

          The ability to properly deploy aircraft capacity to match market demand has always been a challenge, but we believe it has become even more important in the current competitive environment.  Many airlines are still operating high-capacity aircraft on low demand routes.  Airlines need to right-size their fleets to achieve greater efficiency and operational flexibility at the lowest cost.

          According to our estimates, the world jet fleet in the 30-120 seat capacity segment will increase from 3,998 aircraft in 2005 to 9,548 in 2025.  We also estimate that during the next 20 years, 70% of projected new deliveries (5,550 units) will be added to support air transport growth and 30% (2,400) to replace aging equipment. We estimate that only 40% (1,598 jets) of the current fleet will still be operating in 2025.

          From 2006 to 2025, Embraer projects a global demand for 7,950 new jet aircraft deliveries in the 30-120 seat segment to satisfy growing passenger demand and to replace ageing equipment. We forecast  that the greatest share of projected deliveries will be for airlines operating in North America (mainly the USA) and Europe, representing 71% of total deliveries in the next 20 years.

          We believe that the 30-60, 61-90 and 91-120 seat segments will continue to help the commercial airline industry to become more efficient, based on the following main applications:

•

the 30-60 seat segment has grown significantly in the last few years and is reaching maturity with an established customer base. Regional jets will continue to explore new opportunities in medium/small density markets, increase frequencies on existing services and develop secondary markets.  We expect that the 30-60-seat jet fleet will increase from 1,945 units in 2005 to 2,483 aircraft in 2025.

•

the 61-90 seat aircraft provides additional capacity to regional airlines on high demand regional jet routes, sustaining revenue growth and market share. In addition, it helps airlines to replace aging aircraft and right-size aircraft capacity to market demand with improved service levels.

•

the 91-120 seat aircraft also helps airlines to match aircraft capacity to market demand, through ageing aircraft replacement, right-sizing of narrowbody routes with excess capacity and low cost carriers expansion to mid-sized markets. There is a clear trend towards higher capacity aircraft and we believe the 61-120 seat fleet will increase from 2,053 units in 2005 to 7,065 aircraft in 2025, reaching 74% of the world jet fleet in the 30-120 seat segment.

Executive Jets

          We believe the executive jet market has been positively impacted by the worldwide economic recovery experienced since 2004.  According to the General Aviation Manufacturers Association, or GAMA, deliveries in the executive jet market increased by 26.9%, from 591 units in 2004 to 750 units in 2005.  In addition, according to GAMA, over the past five years, 962 jets in the smallest aircraft categories (entry and light) were delivered, representing 29% of the total deliveries in the executive jet market.  The increasing demand for smaller planes that can be acquired at lower costs while still providing high levels of comfort and performance lead to creation of the very light jet segment.  We believe that demand for executive jets will continue to increase as economic conditions continue to improve and the so–called commercial aviation “hassle factor” caused by stringent security procedures in airports continues to arise.

Critical Accounting Estimates

          In connection with the preparation of the financial statements included in this report on Form 6-K, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant.  Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain.  Actual results may differ from those estimated under different variables, assumptions or conditions.  Note 1 to our condensed financial statements included in this report on Form 6-K includes a summary of the significant accounting policies and methods used in the preparation of these financial statements.  In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

     Sales and Other Operating Revenues

          We generally recognize sales of our commercial and executive aircraft as deliveries are made.  In our defense and government segment, we perform work under long-term development contracts for the Brazilian government and other governments, and we recognize revenue in accordance with the percentage of completion method.  Revenue recognized under this method is based on actual costs incurred and an estimate of the total remaining costs to be incurred prior to completion of the contract.  Certain contracts contain provisions for the redetermination of price based upon future economic conditions.  Anticipated losses, if any, under these contracts are accrued when known and are recorded based on management’s estimate of such losses.

     Product Warranties

          Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners.  We recognize warranty expense, as a component of selling expenses, at the time of sale based on the estimated amounts of warranty costs expected to be incurred, which are typically expressed as a percentage of the sales price of the aircraft.  These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers.  The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

     Guarantees and Trade-In Rights

          We have provided sales incentives in the form of financial and residual value guarantees and trade-in rights related to our aircraft.  We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor.  Provisions and losses are recorded when and if payments become probable and are reasonably estimable.  We estimate future fair value using third–party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market.  We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third–party credit ratings and estimated obligors’ borrowing costs.

          In accordance with FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” we record third-party guarantees on our balance sheet at their fair value.  FIN 45 has the general effect of delaying the recognition of the portion of our revenue sales that are accompanied by certain third-party guarantees.  These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets.  As a result, actual losses under financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results.  At December 31, 2005 and June 30, 2006, the fair value of guarantees recorded was US$4.5 million and US$1.0 million, respectively.

          See also Note 3 to our condensed financial statements included in this report on Form 6-K for a summary of certain recently issued accounting pronouncements, which, as of June 30, 2006, had not yet been adopted.

Basis of Presentation

          The following discussion is based on, and should be read in conjunction with our condensed financial statements and related notes prepared in accordance with U.S. GAAP included in this report on Form 6-K.

Operating Data

          The following chart sets forth statistical data concerning our deliveries and backlog for our aircraft at the end of the respective periods.  Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized.  Our backlog consists of all firm orders that have not yet been delivered.  A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines.  See “—Trend Information” for certain information on our firm orders and options.

	Year Ended December 31,						Six Months Ended June 30,

	2003		2004		2005		2005	2006

Commercial Airline
Deliveries (1)
ERJ 145	57		87	(5)	46		31	9
ERJ 135	14		1	(1)	2		2	—
ERJ 140	16		—		—		—	—
EMBRAER 170	—		46		46	(1)	20	17	(2)
EMBRAER 175	—		—		14		—	5
EMBRAER 190	—		—		12		—	20
Defense and Government (2)
Deliveries	4		1		7		2	3
Business Jet
Deliveries (1)	13	(2)	13		14		5	9
Other Operating Information
Total backlog (in millions)(3)	US$10,591		US$10,097		US$10,383		US$10,901	US$10,212

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation, which includes one EMBRAER 190 and two EMBRAER 170 to TAME from Ecuador, in the first half of 2006.
(3)

Since June 30, 2006, we have received 50 additional firm orders for our ERJ 145 regional jet family and 123 additional firm orders for our EMBRAER 170/190 jet family. In addition, 30 firm orders for the EMBRAER 190 aircraft were converted into 30 firm orders for the EMBRAER 175 aircraft.

Net Sales

          We generate revenue primarily from sales of commercial aircraft.  We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 executive jets.  Net sales of commercial and executive aircraft are denominated in U.S. dollars.  Of defense and government net sales, approximately 75.0% are denominated in U.S. dollars and 25.0% are denominated in Brazilian reais, but indexed to the U.S. dollar through price adjustment indexes.  Finally, we generate revenue from our other related businesses, which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services), operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

          We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer.  We customarily receive a deposit upon signing a purchase agreement for the sale of our commercial and executive aircraft and progress payments in the amount of 5.0% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery.  For the EMBRAER 170/190 jet family, we receive an additional 5.0% progress payment 24 months before scheduled delivery.  We typically receive the remaining amount of the sales price upon delivery.  Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded as net sales.

          Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which reflects, in part, inflation in the United States.  The deposits, progress payments and option payments are generally non-refundable.  Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

          We recognize revenue from the sale of our defense aircraft, including the funding of the research and development for specific programs, in accordance with the percentage of completion method.  Certain contracts contain provisions for the redetermination of price based upon future economic conditions.  Our defense and government customers continue to provide customer advances, which are converted into revenue as we achieve pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization.  These installments are generally non-refundable.

Cost of Sales and Services

          Our cost of sales and services consists primarily of:

•

Material—These costs are primarily U.S. dollar-denominated.  Substantially all of our materials costs are covered by contracts with our suppliers.  Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor—These costs are primarily real-denominated.

•

Depreciation—We depreciate our property, plant and equipment over their useful lives, ranging from five to 48 years, on a straight-line basis.  On average, our property, plant and equipment are depreciated over 16 years.

Trend Information

          The following table summarizes our order book for the commercial aviation segment at June 30, 2006 (including orders for the defense and government segment placed by state-owned airlines such as Satena and Tame).  Our total firm order backlog at that date, including executive jets and defense aircraft, was US$10.2 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog

EMB 120 Brasília	352	—	352	—
ERJ 135	108	2	108	—
ERJ 140	74	—	74	—
ERJ 145	682	157	676	6
EMBRAER 170	144	116	111	33
EMBRAER 175	22	—	19	3
EMBRAER 190	253	286	33	220
EMBRAER 195	36	40	—	36

          The following tables set forth our commercial aviation order book at June 30, 2006 by aircraft type, customer and country.

ERJ 135:
Customer	Firm Orders	Delivered	Firm Order Backlog

American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

TOTAL	108	108	—

ERJ 140:
Customer	Firm Orders	Delivered	Firm Order Backlog

American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

TOTAL	74	74	—

ERJ 145:
Customer	Firm Orders	Delivered	Firm Order Backlog

Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	4	1
China Eastern Wuhan (China)	5	—	5
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
KLM EXEL (Holand)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

TOTAL	682	676	6

EMBRAER 170:
Customer	Firm Orders	Delivered	Firm Order Backlog

Alitalia (Italy)	6	6	—
Cirrus (Germany)	2	2	—
Finnair (Finland)	10	6	4
Gecas (USA)	8	8	—
Lot Polish (Poland)	6	6	—
Paramount (India)	2	2	—
Republic Airline (USA)	48	43	5
Saudi Arabian Airlines (Saudi Arabia)	15	8	7
Swiss (Switzerland)	15	—	15
South African Airlink (South Africa)	2	—	2
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—

TOTAL	144	111	33

EMBRAER 175:
Customer	Firm Orders	Delivered	Firm Order Backlog

Air Canada (Canada)	15	15	—
Lot Polish (Poland)	4	4	—
Gecas (USA)	3	—	3

TOTAL	22	19	3

EMBRAER 190:
Customer	Firm Orders	Delivered	Firm Order Backlog

Air Canada (Canada)	45	11	34
AeroRepublica (Colombia)	5	—	5
Copa (Panama)	15	4	11
Finnair (Finland)	6	—	6
Gecas (USA)	17	—	17
Jet Blue (USA)	101	17	84
Regional (France)	6	—	6
US Airways (USA)	57	—	57
TAME (Ecuador)	1	1	—

TOTAL	253	33	220

EMBRAER 195:
Customer	Firm Orders	Delivered	Firm Order Backlog

Gecas (USA)	3	—	3
Flybe (UK)	14	—	14
Royal Jordanian (Jordan)	4	—	4
Swiss (Switzerland)	15	—	15

TOTAL	36	—	36

Results of Operations

          The following table presents income statement data by business segment for the six months ended June 30, 2005 and 2006.

Summary Financial Data by Business

	Six months ended June 30,

Operating Income	2005		2006

	(in thousands of dollars)
Net sales:
Commercial Aviation	US$	1,116,032	US$	1,244,097
Defense and Government		195,118		138,783
Executive Aviation		92,821		175,805
Other related businesses		171,746		270,562

		1,575,717		1,829,247
Cost of sales and services:
Commercial Aviation		(723,542)		(889,513)
Defense and Government		(152,568)		(105,570)
Executive Aviation		(63,982)		(121,771)
Other related businesses		(112,331)		(192,146)

		(1,052,423)		(1,309,000)
Gross profit:
Commercial Aviation		392,490		354,584
Defense and Government		42,550		33,213
Executive Aviation		28,839		54,034
Other related businesses		59,415		78,416

		523,294		520,247
Operating expenses:
Commercial Aviation		(142,932)		(217,970)
Defense and Government		(16,528)		(13,752)
Executive Aviation		(50,757)		(72,651)
Other related businesses		(25,672)		(26,825)
Unallocated corporate expenses		(64,047)		(17,698)

		(299,936)		(348,896)
Income from operations		223,358		171,351

          The following table sets forth income statement information, and such information as a percentage of our net sales, for the periods indicated.

	Six months ended June 30,

Operating and Non-Operating Income	2005			2006

	(in millions of dollars, except percentages)
Net sales	US$	1,575.7	100.0%	US$	1,829.2	100%
Cost of sales and services		(1,052.4)	66.8%		(1,309.0)	71.6%

Gross profit		523.3	33.2%		520.2	28.4%
Operating income (expense)
Selling expenses		(124.6)	7.9%		(193.6)	10.6%
Research and development		(56.5)	3.6%		(36.8)	2.0%
General and administrative expenses		(89.6)	5.7%		(96.2)	5.3%
Employee profit sharing		(22.4)	1.4%		(13.4)	0.7%
Other operating expenses, net		(6.9)	0.4%		(8.9)	0.5%

Income from operations(1)		223.3	14.2%		171.3	9.4%
Non-operating income (expense)
Interest income (expense), net		(8.2)	0.5%		58.9	3.2%
Exchange income (loss), net		1.8	0.1%		(2.9)	0.2%
Other non-operating income (expense), net		(1.4)	0.1%		13.8	0.8%

Income before income taxes(1)		215.5	13.7%		241.1	13.2%
Income tax benefit (expense)		(36.5)	2.3%		(33.7)	1.8%

Income before minority interest and equity income (loss) from affiliates		179.1	11.4%		207.5	11.3%
Minority interest		0.3	—		(3.1)	0.2%
Equity in income (loss) from affiliates		—	—		—	—

Net income		179.5	11.4%		204.4	11.2%

(1)	Amounts may not sum due to rounding.

     Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

          Net sales. Net sales increased 16.1% from US$1,575.7 million in the first half of 2005 to US$1,829.2 million in the first half of 2006. Net sales in the commercial aviation segment increased 11.5% from US$1,116.0 million in the first half of 2005 to US$1,244.1 million in the first half of 2006. Net sales in the executive aviation segment increased 89.4% from US$92.8 million in the first half of 2005 to US$175.8 million in the first half of 2006. Defense and government net sales decreased 28.9% from US$195.1 million in the first half of 2005 to US$138.8 million in the first half of 2006. Net sales from customer services and other related businesses increased 57.5% from US$171.7 million in the first half of 2005 to US$270.6 million in the first half of 2006.

          The increase in commercial aviation net sales is primarily due to a product mix with a higher aggregated value due to the concentration of deliveries on the EMBRAER 170/190 family aircraft, because we delivered 51 aircraft in the first half of 2006, compared to 53 aircraft in the first half of 2005.  The increase in executive aviation net sales resulted from the delivery of nine Legacy 600 executive jet in the first half of 2006 compared to five aircraft of the same model in the first half of 2005.  The decrease in defense and government net sales is due to lower revenue recognized from programs subject to the percentage of completion method of revenue recognition, mainly related to the ALX program.  The increase in net sales from customer services and other related businesses is mostly due to an increase of revenues from spare parts sales and services provided, and to the sale of two used ERJ 145 aircraft.

           Cost of sales and services.  Cost of sales and services increased 24.4% from US$1,052.4 million in the first half of 2005 to US$1,309.0 million in the first half of 2006, due to the appreciation of the real against the U.S. dollar during the period, of 17.3%, and the higher number of deliveries registered in that period.  Approximately 15% of our cost of sales and services is denominated in reais.  Cost of sales and services as a percentage of net sales increased to 71.6% in the first half of 2006, compared to 66.8% in the first half of 2005.

          Gross profit.  Our gross profit decreased 0.6% from US$523.3 million in the first half of 2005 to US$520.2 million in the first half of 2006, primarily due to the appreciation of the real against the U.S. dollar during the period and the production learning curve associated with the deliveries of the EMBRAER 170/190 family. As a result, our gross margin decreased from 33.2% in the first half of 2005 to 28.4% in the first half of 2006.

          Operating expenses.  Operating expenses increased 16.3% from US$299.9 million in the first half of 2005 to US$348.9 million in the first half of 2006, as compared to an increase in net sales of 16.1% in the same period.

          Research and development expenses in the first half of 2006 were US$36.8 million, compared to US$56.5 million in the first half of 2005.  This decrease is mainly attributed to the revenue of approximately US$57.0 million recognized due to an agreement between Embraer and Kawasaki Heavy Industries Ltd. (KHI) during the second quarter of 2006, pursuant to which Embraer will start to assemble the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. The amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which offset our research and development costs, totaled US$10.5 million in the first half of 2006 compared to US$9.9 million in the first half of 2005.

          Selling expenses showed an increase of US$69.0 million in the first half of 2006 compared to the first half of 2005 due to the implementation of a dedicated sales force and a marketing strategy to promote the new Phenom 100 and Phenom 300 executive jets, and our effort to support the commencement of the EMBRAER 190 model operations.

          General and administrative expenses increased US$6.6 million from US$89.6 million in the first half of 2005 to US$96.2 million in the first half of 2006, due to the effects on the real-denominated administrative expenses resulting from the appreciation of the real in that period (approximately 80.0% of our administrative expenses are denominated in reais), and due to adjustments in employee salaries from collective bargaining negotiations of approximately 8.0% in 2005.

          Other operating expenses, net increased US$2.0 million from US$6.9 million in the first half of 2005 to US$8.9 million in the first half of 2006, mainly due to a legal provision made by OGMA.

          As a result of the foregoing factors, operating expenses as a percentage of net sales remained stable at levels of 19.0% in the first half of 2005 and the first half of 2006.

          Interest income (expense), net.  Interest income (expense), net, changed from an expense of US$8.2 million in the first half of 2005 to an income of US$58.9 million in the first half of 2006, primarily related to higher net cash availability during the first half of 2006.

          Exchange income (loss), net.  Exchange income (loss), net, decreased from income of US$1.8 million in the first half of 2005 to an expense of US$2.9 million in the first half of 2006, mainly due to the remeasurement of non-U.S. dollar-denominated assets and liabilities into U.S. dollars.

          Income tax benefit (expenses). The effective tax rate in the first half of 2006 was 14.0%, compared with 16.9% in the first half of 2005.  Income tax expenses presented a 7.6% decrease from US$36.5 million in the first half of 2005 to US$33.7 million in the first half of 2006, mainly due to earnings provided by currency variations reported in our financial statements prepared in accordance with Brazilian GAAP.

           Net income.  As a result of the foregoing factors, our net income increased 13.9% from US$179.5 million in the first half of 2005 to US$204.4 million in the first half of 2006. In the first half of 2005, net income was 11.4% of net sales as compared to 11.2% in the first half of 2006.

Research and Development

          We incur research and development costs related to our aircraft and aircraft components.  We also incur research and development costs that are not associated with the development of any particular aircraft.  Such costs include the implementation of quality assurance initiatives, production line productivity improvements and studies to determine the latest developments in technology and quality standards.  The research and development costs incurred by us are divided into two categories, research and development expense and additions to fixed assets.  The research and development expense is the cost actually associated with the design and development of the aircraft less amounts earned from cash contribution from risk-sharing partners based on meeting performance milestones.  Under U.S. GAAP, these costs are expensed in the year in which they are incurred.  Additions to fixed assets relate solely to specialized equipment built by us and required for the project.  These costs are treated as additions to property, plant and equipment.

          We invest significantly in the development of new projects.  Total research and development expenses for the first half of 2006 including expenses related to the development of the EMBRAER 170/190 jet family, the development of our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, were US$36.8 million, net of cash contributions provided by risk-sharing partners.  Research and development costs as a percentage of net sales were 2.0% in the first half of 2006. This net expense in research and development reflects revenues of US$57.0 million, which is related to an agreement reached between Embraer and Kawasaki Heavy Industries Ltd. during the first half of 2006, pursuant to which Embraer will start to assemble the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft.

          In 2006, we expect our research and development costs to total approximately US$200.0 million, excluding contributions from risk-sharing partners, but including costs related to the development of our new executive jets, for which we expect to spend US$88.0 million.  We do not record an expense for research and development of defense programs as they are funded by the Brazilian government and other government customers.  Most of our research and development expenses are associated with a particular program, whether commercial or executive aviation.

          We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development.  In addition, the Brazilian and other governments fund substantially all of our defense and government research and development costs under long-term development contracts.

Liquidity and Capital Resources

          Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders.  We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases as a result of exercises of stock options to meet these needs.  We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop the EMBRAER 170/190 jet family, develop our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, and make other planned capital expenditures and pay dividends.  However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry.  In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

     Working Capital and Net Cash Provided by Operating Activities

          We had a working capital surplus of US$1,953.5 at June 30, 2006.  Working capital has been stable at those levels, despite the increase noticed in cash and cash equivalents and temporary cash investments and the decrease in accounts receivable related to aircraft delivered for which sales financing arrangements are under a structuring process, offset by the increase in inventory levels as a result of the ramp-up of the production rate of aircraft in the EMBRAER 170/190 family.

         As a result of the classification of US$615.2 million related to securities held by private fixed income funds, with maturity of more than 90 days, as temporary cash investments, our net cash used in operating activities was US$507.1 million in the first half of 2006 compared to net cash generated by operating activities of US$83.7 million in the first half of 2005.

     Net Cash Used in Investing Activities

          Temporary cash investments held for trading and certain cash and cash equivalents, consisting of securities held by private fixed income funds with maturity of more than 90 days, were reclassified in 2004 from cash flow from investing activities to cash flow from operating activities.  Therefore, in the first half of 2006 our net cash used in investing activities was US$33.7 million, compared to US$46.9 million used in the first half of 2005, because of additions to property, plant and equipment related to the production ramp-up of aircraft in the EMBRAER 170/190 family.

     Capital Expenditures

          We recorded additions to property, plant and equipment of US$52.8 million in the first half of 2006, compared to US$30.0 million in the first half of 2005.  These expenditures are related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

          We currently expect investments in property, plant and equipment to total approximately US$72.0 million in 2006 and an additional US$62.0 million in 2007, primarily related to the production of the EMBRAER 170/190 jet family, as well as our executive jets and defense aircraft.

     Cash Provided by (Used in) Financing Activities and Total Debt

          Our net cash provided by (used in) financing activities increased from net cash used in financing activities of US$21.2 million in the first half of 2005 to net cash used in financing activities of US$40.3 million in the first half of 2006.  In the first half of 2006, we distributed US$47.7 million as interest on shareholders’ equity compared with US$99.4 million distributed in the first half of 2005.  We also repaid a total amount of US$519.7 million of our indebtedness in the first half of 2006, compared to the repayment in the aggregate amount of US$673.9 million in the first half of 2005.  In addition, during the first half of 2005, we made new borrowings in the total amount of US$748.0 million, compared to new borrowings in the total amount of US$528.4 million during the first half of 2006.

          At June 30, 2006, we had total debt of US$1,528.6 million under our financing arrangements described below, 58.5% of which consisted of long-term debt and 41.5% of which consisted of short-term debt.

          Total debt consists of amounts recorded as loans and financing on our balance sheet and excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs.  In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer.  A third-party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party.  We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.  According to FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities (revised December 2003) an interpretation of ARB 51”, an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.  Therefore, we have been consolidating certain SPEs owned by third parties where we are the primary beneficiary.  See Note 9 to our condensed financial statements included in this report on Form 6-K.

          The effect of consolidating these SPEs resulted in non-recourse and recourse debt at June 30, 2006, reflected as a separate line item on our balance sheet, of US$848.1 million, and collateralized accounts receivable of US$873.9 million.  US$539.6 million of this debt is non-recourse and we have no actual obligation for such debt as debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft.  The remaining US$308.5 million of debt is recourse to us as a result of pending equity contributions and is secured by a pledge of a deposit with a financial institution.  The non-recourse and recourse debt is collateralized by the collateralized accounts receivable and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future.  These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.  See Notes 8, 9 and 31 to our condensed financial statements included in this report on Form 6-K.

     Credit Facilities and Lines of Credit

          Long-term facilities

          Our subsidiaries maintain credit facilities with Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian National and Social Development Bank, also know as BNDES, in a total amount outstanding of US$8.6 million at June 30, 2006, US$3.4 million of which is short-term debt.  We also maintain a credit facility with Financiadora de Estudos e Projetos (FINEP) in a total amount outstanding of US$9.9 million outstanding at June 30, 2006.  The total amounts borrowed under the BNDES and FINEP credit facilities are due November and December 2011, respectively.  The interest rates on these facilities range from TJLP (Long-Term Interest Rate) plus 3.0% to TJLP plus 5.0% per annum.  For BNDES borrowings, our subsidiary ELEB – Embraer Liebherr Equipamentos do Brasil S.A., or ELEB, also pays fees at the rate of 0.40% of the landing gear price of 450 EMBRAER 170 and EMBRAER 175 aircraft.

          We have a credit facility with the Tokyo Branch of The Chase Manhattan Bank under which we borrowed the Japanese yen equivalent of US$150.0 million, principally to fund our purchase of aircraft component parts, of which the Japanese yen equivalent of US$32.6 million remained outstanding as of June 30, 2006.  This loan matures in December 2006 and bears an interest rate equal to the twelve-month Japanese interbank deposit rate, or JIBOR, plus 1.05% per annum.

          In September 2002, we secured a US$100.0 million credit facility with Mitsui & Co., Ltd. and borrowed the full amount available thereunder, of which US$71.4 million remained outstanding as of June 30, 2006.  This loan matures in September 2009 and bears interest at an interest rate of LIBOR plus 2.15%.  The facility is guaranteed by Unibanco – União de Bancos Brasileiros S.A. and provides that, if we fail to maintain a minimum of 100 firm orders during the duration of the facility, Mitsui & Co. Ltd. has the right to declare all amounts outstanding under this facility due and payable.

          We also have a US$100.0 million credit facility with Santander Central Hispano Benelux S.A., fully disbursed to fund our purchases of wings and other equipment from Gamesa.  As of June 30, 2006, US$46.2 million was outstanding under this facility, which bears interest at a fixed rate of 4.79% per annum with a final maturity in February 2009.

          In July 2003, we signed a credit agreement with Sumitomo Mitsui Banking Corp. and other lenders providing for a term loan of US$200.0 million, at a rate of LIBOR plus 2.97% per annum with a final maturity in June 2010, to purchase materials for the manufacture of the EMBRAER 170/190 jet family.  We borrowed the full amount under this facility in July 2003, of which US$201.3 million remained outstanding as of June 30, 2006, including principal and accrued interest.

          In April 2004, we entered into a credit agreement with Banco do Brasil S.A. for an import financing facility for US$50.0 million, at a fixed rate of 5.63% per annum with final maturity in April 2007.  We have borrowed the full amount of the facility, of which US$55.1 million remained outstanding as of June 30, 2006, including principal and accrued interest.  In addition, in May and October 2005, we entered into two more credit agreements with Banco do Brasil S.A. for import financing facilities, in the aggregate amount of  US$40.7 million, at a fixed rate of 7% per annum with final maturities in April and September 2011, of which US$43.7 million remained outstanding as of June 30, 2006, including principal and accrued interest.

          In May 2004, we entered into a credit agreement with ABN Amro Bank for a working capital and import financing facility of US$71.0 million, at a fixed rate of 7.19% per annum with final maturity in May 2009.  We have borrowed the full amount of the facility, of which US$71.8 million remained outstanding as of June 30, 2006, including principal and accrued interest.

          In March 2005, Embraer entered into a credit agreement with Bladex – Banco Latinoamericano de Exportaciones S.A., for an import financing facility of US$51.0 million, at a cost of LIBOR plus 1.875% per annum with final maturity in September 2010, of which US$52.0 million remained outstanding as of June 30, 2006, including principal and accrued interest.

          In April 2005, we entered into a credit agreement with Banco Votorantim S.A. for an export credit note of US$50.0 million, at a fixed rate of 7.81% per annum with final maturity in April 2010, of which US$50.8 million remained outstanding as of June 30, 2006, including principal and accrued interest.

          In June 2005, we entered into an IFC – International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan in the amount of  US$35.0 million, the B1 loan in the amount of  US$60.0 million and the B2 loan in the amount of US$85.0 million.  The terms of the loans are 12, 10 and 8 years, respectively, and they bear interest at a weighted average rate of six-month LIBOR plus 2.9% per annum.  The facility is secured by a combination of mortgages on Embraer’s main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement an amount equivalent to 12 months interest coverage.  In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility has covenants related to compliance with IFC general environmental, health and safety guidelines.  We have also agreed to a mandatory pre-payment provision which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues.  As of June 30, 2006, US$181.8 million remained outstanding under this facility, including principal and accrued interest.

           In June 2006, we mandated BNP Paribas Brasil S.A. to structure a Senior Syndicated Facility, which was syndicated and closed on August 25, 2006.  The facility, in the total amount of US$500.0 million, includes (i) a US$250.0 million multi-tranche syndicated trade finance facility comprised of an export financing and/or an import financing facility, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million, which facility will be available for drawdowns during a period of three years, with each drawdown being repayable in a single installment in two years as of the borrowing date.  This tranche will be subject to a commitment fee of 25 basis points over the unused portion and, if disbursed, will bear interest at six-month LIBOR plus 40 and 45 basis points for export and import finance disbursements respectively, and (ii) a US$250.0 million syndicated revolving facility with a five year availability period. Disbursements under the revolving credit facility will be repayable from one month to five years as of the borrowing date, as determined by us on the disbursement date. This tranche will be subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice.  The facility is subject to customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios and, in the event the Brazilian governement imposes restrictions on foreign exchange transactions, only disbursements under the export finance tranche will be available.  We will be required to grant security only for the export finance tranche, by means of a first priority pledge to certain of our export receivables, as determined by us at the disbursement date.

          We have various other loans and credit agreements with aggregate outstanding borrowings of US$296.8 million at June 30, 2006, of which US$54.9 million was allocated to our subsidiaries.

          Each of our long-term financing arrangements includes customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at June 30, 2006 and none of which are expected to have a material effect on our business.  See Note 7 to our condensed financial statements included in this report on Form 6-K for further information on these financing arrangements.

          Short-term facilities

          We obtain short-term financing primarily from Brazilian banks in the form of advances against exchange contracts that we enter into with those banks relating to payments we are entitled to receive within a period of not more than 360 days prior to delivery of aircraft.  At June 30, 2006, we had US$21.3 million outstanding under these arrangements.  In December 2005, we negotiated with BNDES a short-term pre-export credit financing for an amount up to US$200.0 million, of which US$109.6 million remained outstanding as of June 30. In June 2006, we entered into two more credit agreements with BNDES for a short-term pre-export credit financing, in the aggregate amount of US$200.0 million at a cost of TJLP plus 2.17% per annum with final maturity in September 2007, of which US$207.6 million remained outstanding as of June 30, 2006, including principal and accrued interest.

          We have various other short-term loans with aggregate outstanding borrowings of US$43.4 million at June 30, 2006 allocated to our subsidiaries to finance working capital requirements.  See Note 7 to our condensed financial statements included in this report on Form 6-K for further information on our short-term financing arrangements.

Capital Contributions and Issuances of Capital Stock

          During the first six months of 2005, we received capital contributions in the aggregate amount of US$5.6 million, representing the issuance of preferred shares upon the exercise of options in connection with 1,948,235 preferred shares issued by us at a weighted average exercise price of R$7.07 per share.  In addition, in the first six months of 2006, 87,387 common shares were issued upon the exercise of options at an average exercise price of R$10.88 per share in an aggregate amount of US$0.4 million.

Off-Balance Sheet Arrangements

          In the normal course of business, we participate in certain off-balance sheet arrangements, including guarantees, repurchase obligations, trade-in and product warranty commitments, as discussed below:

     Guarantees

          Financial guarantees are triggered if customers do not perform their obligation to serve the debt during the term of the financing under the relevant financing arrangements.  Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses.  The underlying assets collateralize these guarantees.  The value of the underlying assets may be adversely affected by an economic or industry downturn.  Upon an event of default, we are usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. We may be entitled to a fee for such remarketing services.  Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

          Residual Value Guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet tight specific return conditions.

          The following table provides quantitative data regarding guarantees we render to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

Description	At December 31, 2005	At June 30, 2006

	(in thousands)	(in thousands)
Maximum financial guarantees	1,768,030	1,721,134
Maximum residual value guarantees	878,249	906,020
Mutually exclusive exposure (*)	(415,460)	(417,970)
Provisions and liabilities recorded	(54,011)	(53,033)

Off-balance sheet exposure	2,176,808	2,156,151
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,209,717

(*)

In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered, and therefore, their distinct effects have not been combined to calculate the maximum exposure.

          As discussed in Note 13 of the condensed financial statements included in this report on Form 6-K, as of December, 2005 and June 2006, we maintained escrow deposits in the total amount of US$249.7 million and US$256.3 million, respectively, in favor of third–parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

     Trade-in Obligations

           In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers.  These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft.  At June 30, 2006, three commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery.  The trade-in price is determined in the manner discussed under “—Critical Accounting Estimates—Guarantees and Trade-in Rights” for commercial aircraft.  We may be required to accept trade-ins at prices that are above the then-market price of the aircraft, which would result in a financial loss to us when we resell the aircraft.  Based on our current estimates and third party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss.  In the first half of 2006, we were not required to accept any aircraft for trade-in.

     Financial and Residual Value Guarantees

          We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered.  Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses.  These guarantees are collateralized by the financed aircraft.

          Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,156.1 million as of June 30, 2006.  For further discussion of these off-balance sheet arrangements, see Note 13 of our condensed financial statements included in this report on Form 6-K.

          At June 30, 2006, we had US$256.3 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold.  If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account.  Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of June 30, 2006) and from other offsetting collections, such as cash deposits, would be US$2,209.7 million.  The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

          The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us.  In order to earn a better interest rate on such guarantee deposits, at June 30, 2006, we had invested part of the US$256.3 million deposited in escrow accounts in fourteen-year structured notes in a total amount of US$123.4 million with the depositary bank, which generated interest in the amount of US$6.9 million in 2005 that was added to the principal amount and recognized in our consolidated statements of income. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by us.  Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date.  Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of, and/or moratorium on, the obligations above a specified threshold.  See Note 11 to our condensed financial statements included in this report on Form 6-K.

          Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price.  Most of our residual value guarantees are subject to a cap and, therefore, in average our residual value guarantee exposure is limited to 21.0%of the original sale price.  In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.  Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

          We continually re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.  See Note 13 to our condensed financial statements included in this report on Form 6-K for a further discussion of these off-balance sheet arrangements.

Contractual Obligations

          The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of June 30, 2006.

Contractual Obligations	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years

Loans and interest	US$	1,784.8	US$	742.0	US$	646.7	US$	313.8	US$	82.2
Pension fund		97.8		9.8		19.6		19.6		48.9
Capital lease obligations		4.6		2.5		2.1		—		—
Operating leases		12.5		1.6		4.4		0.6		5.9
Purchase obligations		700.4		697.2		3.3		—		—
Other long-term liabilities		1,829.0		135.0		724.9		254.4		714.6

Total	US$	4,429.2	US$	1,588.1	US$	1,401.0	US$	588.4	US$	851.7

          The above table shows each loan’s principal amount plus its forecasted interest until the maturity date.  For the fixed rate loans, the interest expenses were calculated based on the rate established in each loan agreement.  For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (six- or twelve-month LIBOR), as of June 30, 2006. This floating rate exposure is managed through derivative operations mentioned in “—Quantitative and Qualitative Disclosures about Market Risk.”

          In addition, the above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “—Off-Balance Sheet Arrangements” above.  See “Item 3D. Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future” included in our Annual Report on Form 20-F for the year ended December 31, 2005.

          Purchase obligations consist of trade accounts payable and insurance payables.

          Other long-term liabilities include recourse and non-recourse debt in the total amount of US$471.5 million that relates to obligations of our consolidated SPEs at June 30, 2006.  The above table does not reflect any information about our derivative instruments, which are discussed more fully in “— Quantitative and Qualitative Disclosures About Market Risk.”

Quantitative and Qualitative Disclosures about Market Risk

          We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate these effects of interest rate fluctuations and to reduce our exposure to exchange rate risk. The following sections address the significant market risks associated with our financial activities.

     Interest Rate Risk

          Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary liabilities, principally our short- and long-term debt obligations.  Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense.  Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

           Our short- and long-term debt obligations totaled US$1,528.6 million at June 30, 2006 and were denominated in U.S. dollars, Brazilian reais, Japanese yen and Euros. Of the total amount of debt denominated in U.S. dollars, US$1,139.0 million, approximately US$535.4 million was fixed rate.  The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR.  Of the US$339.9 million of our Brazilian reais-denominated at June 30, 2006, US$333.7 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil.  The TJLP was 8.15% per annum at June 30, 2006 and 7.5% per annum for the quarter starting on July 1, 2006.  We also maintain subsidiary lines of credit in an amount of US$7.3 million which bears interest at a variable rate based on 115.0% of CDI. The US$32.6 million of Japanese yen-denominated debt bears a floating rate indexed to the Japanese interbank deposit rate, or JIBOR.  In addition, all of our Euro-denominated debt, totaling US$16.4 million was fixed rate.

          The table below provides information about our short- and long-term debt obligations as of June 30, 2006, that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2006
		Total Outstanding Amount	Outstanding Amount By Year of Maturity							Total Fair Value

			2006	2007	2008	2009	2010	2011	Thereafter

			(in thousands, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	8.00%	120,283	56,864	63,419	—	—	—	—	—	124,104
U.S. dollars (fixed rate)	6.29%	158,008	75,219	82,789	—	—	—	—	—	170,960
Reais (TJLP indexed)	9.29%	321,596	113,681	207,914	—	—	—	—	—	344,247
Reais (CDI indexed)	21.18%	20	20	—	—	—	—	—	—	20
Euro (fixed rate)	6.73%	963	963	—	—	—	—	—	—	1,075
Yen (Jibor indexed)	1.17%	32,636	32,636	—	—	—	—	—	—	32,242
GBP (fixed rate)	6.50%	134	134	—	—	—	—	—	—	—
Total short-term debt		633,639	279,517	354,122	—	—	—	—	—	672,647
Long Term Debt
U.S. dollars (LIBOR indexed)	8.00%	482,979	—	79,182	134,580	128,499	59,049	25,555	56,114	495,968
U.S. dollars (fixed rate)	6.29%	377,416	—	81,713	134,196	58,880	58,932	43,695	—	348,877
Reais (TJLP indexed)	9.29%	12,099	—	3,226	3,226	2,109	2,109	1,430	—	10,860
Reais (CDI indexed)	21.18%	7,255	—	7,255	—	—	—	—	—	7,171
Euro (fixed rate)	6.73%	15,252	—	3,651	7,734	3,867	—	—	—	11,122

Total long-term debt		895,001	—	175,028	279,736	193,354	120,090	70,679	56,114	873,998

Total debt		1,528,640	279,517	529,150	279,736	193,354	120,090	70,679	56,114	1,546,645

          In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$564.2 million of our U.S. dollar floating interest rate U.S. dollar-denominated debt into U.S. dollar fixed interest rate denominated obligations. In addition, as of June 30, 2006 we had effectively converted US$26.4 million of our U.S. dollar fixed interest rate debt into CDI-based real denominated obligations. Through these swaps, we have also effectively converted the yen equivalent of US$32.6 million of our Japanese yen-denominated floating interest rate debt to an equivalent amount of U.S. dollar obligations with a fixed interest rate of 5.14% per annum.  These swaps did not affect the maturity or amortization schedule of our existing debt.

          These swaps are not accounted for as hedging transactions under U.S. GAAP, nevertheless, these swaps are recorded at fair value on our balance sheet, and we have recognized an unrealized loss of US$1.6 million as at June 30, 2006 as part of interest income (expense), net.  For further information about the terms of these swap transactions, including notional amount, maturity date and fair value gains and losses, see Note 31 to our consolidated financial statements included in “Item 18. Financial Statements” included in our Annual Report on Form 20-F for the year ended December 31, 2005.

          We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that the relatively low volatility of the TJLP, is unlikely to have a material effect on our company.

          The table below provides information about our short and long-term debt obligations as of June 30, 2006, after considering the effects of the above mentioned derivative transactions.

	Weighted Average Interest Rate 2006	Total Outstanding Amount	Outstanding Amount By Year of Maturity
										Total Fair Value
			2006	2007	2008	2009	2010	2011	Thereafter

			(in thousands, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	6.46%	10,945	6,981	3,964	—	—	—	—	—	11,970
U.S. dollars (fixed rate)	7.12%	286,241	150,735	135,506	—	—	—	—	—	302,183
Reais (CDI indexed)	13.35%	13,761	7,023	6,738	—	—	—	—	—	13,172
Reais (TJLP indexed)	9.29%	321,596	113,681	207,914	—	—	—	—	—	344,247
Euro (fixed rate)	6.73%	963	963	—	—	—	—	—	—	1,075
GBP (fixed)	6.50%	134	134	—	—	—	—	—	—	—
Total short-term debt		633,639	279,517	354,122	—	—	—	—	—	672,647
Long Term Debt
U.S. dollars (LIBOR indexed)	6.46%	28,164	—	16,118	8,082	3,964	—	—	—	29,329
U.S. dollars (fixed rate)	7.12%	819,618	—	138,039	254,819	183,415	117,982	69,250	56,114	803,443
Reais (CDI indexed)	13.35%	19,868	—	13,993	5,875	—	—	—	—	19,243
Reais (TJLP indexed)	9.29%	12,099	—	3,226	3,226	2,109	2,109	1,430	—	10,860
Euro (fixed rate)	6.73%	15,252	—	3,651	7,734	3,867	—	—	—	11,122

Total long-term debt		895,001	—	175,028	279,736	193,354	120,090	70,679	56,114	873,998

Total debt		1,528,640	279,517	529,150	279,736	193,354	120,090	70,679	56,114	1,546,645

     Foreign Currency Risk

          In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows.  Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar.  These assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects of the appreciation or devaluation of other foreign currencies against the U.S. dollars result in foreign exchange gains (losses) recognized in the income statement as interest income (expense), net.

          The table below provides information about our assets and liabilities exposed to foreign currency risk as of June 30, 2006 as well as the derivative transactions outstanding at the same date:

	Total Outstanding Amount		Outstanding Amount by Year of Maturity

			2006		2007		2008		2009		2010		Thereafter		Total Fair Value

ASSETS
Cash and cash equivalents
In Reais		446,547		446,547		—		—		—		—		—		446,547
In Euro		13,619		13,619		—		—		—		—		—		13,619
In CNY		8,973		8,973		—		—		—		—		—		8,973
Investments and temporary cash investments
In Reais		617,049		617,049		—		—		—		—		—		617,049
Trade accounts receivable
In Reais		69,097		69,097		—		—		—		—		—		69,097
In Euro		59,206		59,206		—		—		—		—		—		59,206
Deferred income tax assets
In Reais		248,156		98,310		77,976		40,940		10,504		8,157		12,269		248,156
In Euro		12,160		12,160												12,160
Other assets
In Reais		117,819		66,692		51,128		—		—		—		—		117,819
In Euro		42,387		42,387		—		—		—		—		—		42,387
Total Assets in Reais		1,498,668		1,297,694		129,104		40,940		10,504		8,157		12,269		1,498,668
Total Assets in Euro		127,372		127,372		—		—		—		—		—		127,372
Total Assets in CNY		8,973		8,973		—		—		—		—		—		8,973
LIABILITIES
Loans
In Reais		340,970		113,701		10,481		3,226		2,109		2,109		1,430		362,297
In Euro		16,214		963		3,867		7,734		3,867		—		—		8,246
In Japanese Yen		32,636		32,636		—		—		—						32,242
Accounts payable to suppliers
In Reais		52,835		52,835												52,835
In Euro		27,240		27,240												27,240
Customer advances
In Reais		15,130		15,130												15,130
Other accounts payable & accrued liabilities
In Reais		105,272		100,437		4,836										105,272
In Euro		44,493		44,493												44,493
Taxes and payrroll charges payable
In Reais		686,648		41,811		95,706		101,036		97,785		98,943		251,367		686,648
In Euro		5,776		5,776												5,776
In CNY		—		—												—
Accrued taxes on income
In Reais		741		741												741
In Euro		5,112		5,112												5,112
Deferred income tax liabilities
In Reais		220,120		26,320		30,681		32,389		31,347		31,718		67,665		220,120
In Euro		2,354		2,354		—		—		—		—		—		2,354
Accrued dividends
In Reais		47,025		47,025												47,025
Contingencies
In Reais		46,596		6,251		6,495		6,856		6,636		6,714		13,644		46,596
In Euro		14,452		3,613		4,336		3,613		2,890		—		—		14,452
Total liabilities in Reais		1,515,338		404,252		148,199		143,507		137,877		139,484		334,106		1,536,665
Total liabilities in Euro		115,641		89,551		8,203		11,347		6,757		—		—		107,674
Total liabilities in Japanese Yen		32,636		32,636		—		—		—		—		—		32,242
Total liabilities in CNY		—		—		—		—		—		—		—		—
Total exposure in Reais		(16,670)		893,442		(19,095)		(102,567)		(127,373)		(131,327)		(321,837)		(37,997)
Total exposure in Euro		11,731		37,821		(8,203)		(11,347)		(6,757)		—		—		19,699
Total exposure in Japanese Yen		(32,636)		(32,636)		—		—		—		—		—		(32,242)
Total exposure in CNY		8,973		8,973		—		—		—		—		—		8,973
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$Floating v. US$Fixed)
Notional amount	US$	577,496	US$	43,405	US$	118,594	US$	134,426	US$	134,426	US$	64,976	US$	81,669	US$	16,773
Average interest paid in US$		8.08%
Average interest received in US$		Libor + 2.87%
Cross-currency interest rate swap contracts (US$v. R$)
Notional amount	US$	27,654	US$	6,221	US$	16,646	US$	4,788							US$	(17,132)
Average interest paid in Reais		58.85% of CDI
Average interest received in US$		5.14%
Cross-currency interest rate swap contracts (Yen v. US$)
Notional amount	US$	33,541	US$	33,541											US$	(1,263)
Average interest paid in US$		4.35%
Average interest received in JPY		Jibor+1.05%
Net exposure of assets/liabilities
- In Reais		(44,325)		887,221		(35,741)		(107,355)		(127,373)		(131,327)		(321,837)
- In Euro		11,731		37,821		(8,203)		(11,347)		(6,757)
- In Japanese Yen		(905)		(905)
- In CNY		8,973		8,973

Recent Developments

          In August 2006, we entered into two credit facility agreements that were arranged and structured by Banco BNP Paribas Brasil S.A., or BNP Paribas Brasil. The total aggregate amount of such facilities is US$500.0 million. One of the credit facility agreements has the form of a trade finance credit agreement, in the total amount of US$250.0 million. Such facility is documented in the form of a multi-tranche syndicated trade finance facility comprised of an export financing and/or an import financing facility, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million, which facility will be available for multiple drawdowns on a non-revolving up to August 2009, with each drawdown being repayable in a single installment in two years as of the borrowing date or on August 25, 2009, whichever occurs first.  This tranche will be subject to a commitment fee of 25 basis points  per annum over the unused portion and, if disbursed, will bear interest at six-month LIBOR plus 40 and 45 basis points per annum, respectively, for export or import finance disbursements.  We granted security for the export finance tranche, by means of a first priority pledge to certain of our export receivables.  The other credit facility agreement structured by BNP Paribas Brasil, will have the form of a syndicated revolving facility, with a five-year availability period, in the total amount of US$250 million.  In this syndicated revolving facility, certain of our subsidiaries are also qualified as borrowers. Disbursements under this revolving credit facility will be repayable on August 25, 2011.  This facility will be subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice.  Both credit facilities include customary covenants and restrictions, including but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios and, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the export finance tranche will be available.